ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

05011863

12 October 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Yours sincerely

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

10 October 2005

Company Announcements Office
Australian Stock Exchange Limited

MACQUARIE
BANK

Dear Sir/Madam,

Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited, wholly owned subsidiaries of Macquarie Bank Limited ("Macquarie"), have been granted exemption from compliance with section 259C of the Corporations Act allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to Australian Stock Exchange Limited on a fortnightly basis.

The aggregated percentage of Macquarie voting shares:

(a) in respect of which Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited have the power to control voting or disposal; and

(b) underlying derivatives held by Macquarie Life Limited, Macquarie Newton Specialist Funds Management Limited and Macquarie Portfolio Management Limited,

as at 7th October 2005, was 0.04%.

Yours faithfully

Angela Blair
Company Secretary

Securities and Exchange Commission by Macquarie Bank Limited.

File Number: 82-34740

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Energy Capital 8232 3444 Facsimile 8232 3590
Futures 8232 7580 Facsimile 8232 4412
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

MACQUARIE BANK

MACQUARIE SEEKS LEAVE TO APPEAL TO THE HIGH COURT OVER MACQUARIE INCOME SECURITIES TAX CASE

11 October 2005 - Macquarie Finance Limited today filed an application for special leave to appeal to the High Court in connection with the disallowance of tax deductions for interest paid on its debentures (which are a component of Macquarie Income Securities (MIS)).

This follows the September 16, 2005 judgement of the Full Federal Court of Australia. In the Bank's statement at the time Macquarie noted it was fully provided against the exposure. The appeal will not impact the holders of MIS.

For further information, please contact:

Greg Ward, Chief Financial Officer	Tel: +612 8232 3087
Jenny Kovacs, Investor Relations	Tel: +612 8232 3250
Matthew Russell, Public Relations	Tel: +612 8232 4102

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

10 October 2005

MACQUARIE
BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

Since the last notification to the ASX of the position at 31 August 2005, there has been no change in the number of fully paid ordinary shares of Macquarie Bank Limited on issue.

Thus, at 30 September 2005 the number of issued fully paid ordinary $1.00 shares was 230,319,417.

During the period 1 September 2005 to 30 September 2005 (inclusive), the following new options have been issued:

- 125,000 options exercisable at $65.72 each and expiring on 8 September 2010 (MBL0309);
- 10,060 options exercisable at $63.34 each and expiring on 8 September 2010 (MBL0310);
- 12,500 options exercisable at $32.26 each and expiring on 10 January 2010 (MBL0311);
- 5,000 options exercisable at $35.28 each and expiring on 22 September 2009 (MBL0312);
- 35,500 options exercisable at $67.85 each and expiring on 22 September 2010 (MBL0313); and
- 680 options exercisable at $63.34 each and expiring on 22 September 2010 (MBL0314).

In the notification to the ASX on 3 February 2005 of the position as at 31 January 2005 it was stated that the following options were issued:

- 35,000 options exercisable at $47.28 each and expiring on 10 January 2010 (MBL0285).

In fact the following options were issued:

- 22,500 options exercisable at $47.28 each and expiring on 10 January 2010 (MBL0285).

During the period 1 September 2005 to 30 September 2005 (inclusive), the following options have lapsed unexercised:

- 8,334 options exercisable at $29.06 each and expiring on 21 August 2008 (MBL0197);
- 5,000 options exercisable at $33.11 each and expiring on 22 July 2009 (MBL0267);
- 5,000 options exercisable at $32.75 each and expiring on 9 August 2009 (MBL0268);
- 5,000 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 3,100 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271);
- 5,000 options exercisable at $44.88 each and expiring on 8 December 2009 (MBL0280);
- 3,000 options exercisable at $49.31 each and expiring on 8 February 2010 (MBL0288); and
- 12,460 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305).

The number of options on issue at 30 September 2005 was 32,416,473 all exercisable into one share per option.

Yours faithfully

Angela Blair
Assistant Company Secretary

Listing of Macquarie Bank Limited Options

As at 30 September 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0012	4,168	$27.04	17/04/2006
MBL0014	1,668	$28.55	19/04/2006
MBL0018	1,668	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	3,000	$27.53	6/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0029	1,599,815	$34.71	2/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	5,000	$29.50	9/08/2006
MBL0037	1,668	$34.71	28/08/2006
MBL0040	282,672	$34.71	31/08/2006
MBL0041	3,000	$34.82	3/09/2006
MBL0042	3,800	$27.60	4/09/2006
MBL0046	15,307	$28.19	20/09/2006
MBL0047	4,168	$32.20	21/09/2006
MBL0048	4,168	$36.66	24/09/2006
MBL0050	4,168	$35.95	26/09/2006
MBL0051	3,334	$33.01	27/09/2006
MBL0052	48,836	$34.71	28/09/2006
MBL0053	1,668	$35.93	1/10/2006
MBL0056	1,668	$29.72	8/10/2006
MBL0057	1,668	$37.52	9/10/2006
MBL0058	3,334	$36.68	12/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	4,168	$37.05	30/10/2006
MBL0063	1,668	$37.26	31/10/2006
MBL0064	1,668	$37.94	7/11/2006
MBL0066	1,668	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	31,909	$37.58	22/11/2006
MBL0071	4,168	$36.84	26/11/2006
MBL0072	1,668	$36.05	3/12/2006
MBL0073	1,668	$35.71	5/12/2006
MBL0074	1,168	$36.36	10/12/2006
MBL0075	3,300	$37.55	20/12/2006
MBL0076	4,168	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	1,668	$36.08	12/03/2007

Listing of Macquarie Bank Limited Options

As at 30 September 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0079	12,500	$36.54	13/03/2007
MBL0080	4,836	$36.34	14/03/2007
MBL0081	1,668	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0086	1,668	$36.85	22/03/2007
MBL0087	3,500	$36.67	25/03/2007
MBL0088	1,668	$36.68	26/03/2007
MBL0089	10,834	$36.55	27/03/2007
MBL0094	4,168	$34.82	3/04/2007
MBL0095	4,168	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	1,668	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	3,334	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	1,668	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	1,668	$33.12	29/05/2007
MBL0107	23,334	$33.54	4/07/2007
MBL0108	1,668	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	4,168	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0117	3,500	$32.47	23/07/2007
MBL0118	3,094,646	$30.51	1/08/2007
MBL0119	1,668	$33.45	23/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	1,668	$33.06	28/08/2007
MBL0124	443,112	$30.51	30/08/2007
MBL0125	3,400	$31.49	2/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	13,334	$30.51	6/09/2007
MBL0131	153,443	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	1,668	$31.28	21/10/2007
MBL0136	3,334	$25.04	24/10/2007

Listing of Macquarie Bank Limited Options

As at 30 September 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0138	5,000	$24.48	28/10/2007
MBL0140	8,201	$30.51	20/11/2007
MBL0142	216,189	$30.51	24/12/2007
MBL0143	8,334	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	8,334	$21.66	3/02/2008
MBL0151	3,334	$23.48	24/01/2008
MBL0152	3,334	$20.57	6/02/2008
MBL0153	3,334	$20.44	10/02/2008
MBL0155	3,334	$23.03	12/02/2008
MBL0156	3,334	$20.50	13/02/2008
MBL0158	3,334	$22.76	19/02/2008
MBL0161	3,334	$23.82	5/03/2008
MBL0162	2,000	$22.22	6/03/2008
MBL0163	3,334	$25.23	7/03/2008
MBL0165	3,334	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	8,334	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	21,667	$25.15	1/04/2008
MBL0171	8,334	$25.68	2/04/2008
MBL0173	3,334	$25.94	23/04/2008
MBL0174	8,334	$24.20	24/04/2008
MBL0175	8,334	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	3,334	$24.85	7/05/2008
MBL0178	3,334	$24.40	8/05/2008
MBL0179	3,334	$24.71	8/05/2008
MBL0181	8,334	$25.92	13/05/2008
MBL0182	25,917	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	3,334	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	3,334	$24.98	16/07/2008
MBL0189	8,334	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	3,334	$25.00	28/07/2008

Listing of Macquarie Bank Limited Options

As at 30 September 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0192	3,334	$26.05	31/07/2008
MBL0193	8,334	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	8,334	$24.42	19/08/2008
MBL0196	3,334	$28.99	20/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	8,334	$28.41	2/09/2008
MBL0202	5,115,728	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	3,334	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	621,959	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	52,078	$28.74	1/10/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	8,334	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	25,000	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	3,334	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	3,334	$24.53	3/12/2008
MBL0240	12,500	$34.91	10/12/2008
MBL0241	3,334	$21.66	11/12/2008

Listing of Macquarie Bank Limited Options

As at 30 September 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0242	2,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,720	$24.85	22/12/2008
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	12,500	$33.95	22/01/2009
MBL0250	8,334	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009
MBL0253	10,000	$33.45	9/02/2009
MBL0254	22,500	$33.45	9/02/2009
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	3,400	$24.62	8/03/2009
MBL0259	3,334	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	67,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	8/06/2009
MBL0265	32,500	$34.27	22/06/2009
MBL0266	52,500	$33.58	8/07/2009
MBL0267	1,728,600	$33.11	22/07/2009
MBL0268	3,086,846	$32.75	9/08/2009
MBL0269	2,404,000	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	769,550	$34.60	8/09/2009
MBL0272	215,200	$35.28	22/09/2009
MBL0273	199,750	$36.99	8/10/2009
MBL0274	102,800	$39.64	22/10/2009
MBL0275	88,350	$40.81	8/11/2009
MBL0276	94,200	$32.75	8/11/2009
MBL0277	25,000	$33.11	8/11/2009
MBL0278	53,150	$41.72	22/11/2009
MBL0279	127,600	$32.75	22/11/2009
MBL0280	70,800	$44.88	8/12/2009
MBL0281	7,000	$34.60	8/12/2009
MBL0282	20,000	$32.75	8/12/2009
MBL0283	40,000	$45.15	22/12/2009

Listing of Macquarie Bank Limited Options

As at 30 September 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0284	32,500	$46.97	10/01/2010
MBL0285	22,500	$47.28	10/01/2010
MBL0286	27,500	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	65,000	$49.31	8/02/2010
MBL0289	32,500	$49.47	8/02/2010
MBL0290	5,000	$46.97	10/01/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	45,000	$49.51	8/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	95,000	$47.82	8/04/2010
MBL0295	85,000	$45.14	22/04/2010
MBL0296	32,500	$49.31	8/04/2010
MBL0297	43,000	$45.89	9/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	75,000	$54.24	8/06/2010
MBL0301	40,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	100,500	$60.41	8/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	9,062,908	$63.34	1/08/2010
MBL0306	32,500	$62.13	8/08/2010
MBL0307	40,680	$63.34	8/08/2010
MBL0308	77,500	$63.33	22/08/2010
MBL0309	125,000	$65.72	8/09/2010
MBL0310	10,060	$63.34	8/09/2010
MBL0311	12,500	$32.26	10/01/2010
MBL0312	5,000	$35.28	22/09/2009
MBL0313	35,500	$67.85	22/09/2010
MBL0314	680	$63.34	22/09/2010
TOTAL	32,416,473		